Exhibit 99.16

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”).

Trading Symbol: CURA

Number of Outstanding Listed Securities: 613,871,768

Date: December 15, 2021

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. Headquartered in Wakefield, Massachusetts, the Company has operations in 23 states including operating 113 dispensaries, 22 cultivation sites and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida, and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality, and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On November 8, 2021, Curaleaf announced it had entered into a definitive agreement to acquire Tryke Companies, expanding its presence in three key growth markets.

Please see the Issuer’s press release dated November 8, 2021, filed on the Issuer’s website for more information, and the Issuer’s Form 9 filed with the CSE on November 11, 2021, for further details.

On November 8, 2021, Curaleaf reported its 3rd quarter 2021 financial results.

Please see the Issuer’s press release dated November 8, 2021, filed on the Issuer’s website for more information.

On November 16, 2021, Curaleaf announced it had signed a distribution agreement with Southern Glazer’s Wine & Spirits for Curaleaf Hemp and Select CBD products.

Please see the Issuer’s press release dated November 16, 2021, filed on the Issuer’s website for more information.

On November 23, 2021, Curaleaf announced the opening of a new dispensary at 48th Street location in Phoenix, Arizona.

Please see the Issuer’s press release dated November 23, 2021, filed on the Issuer’s website for more information.

On November 24, 2021, Curaleaf announced it had expanded its retail presence in Florida with the opening of its Spring Hill dispensary.

Please see the Issuer’s press release dated November 24, 2021, filed on the Issuer’s website for more information.

On November 30, 2021, Curaleaf announced it had, together with Fab 5 Freddy, expanded its B Noble brand to New York medical market.

Please see the Issuer’s press release dated November 30, 2021, filed on the Issuer’s website for more information.

2.	Provide a general overview and discussion of the activities of management.

Joseph F. Lusardi, Executive Vice Chairman, participated in a panel titled “U.S. MSOs: The South” through Cowen’s 4th Annual Cannabis Conference on November 29, 2021. He also participated in investor calls through the conference.

Joseph D. Bayern, CEO, was interviewed in Marijuana Business Daily Magazine’s November issue in an article titled, “Preparing an MSO for Legalization” on November 1, 2021. Mr. Bayern was quoted in Forbes in an article titled, "Clash of the Titans: Can Cannabis Culture and Big Business Co-Exist?” on November 2, 2021, and was live on Cheddar in a segment titled, “Curaleaf CEO on Weaker Than Expected Earnings, Slowing Cannabis Market” on November 9, 2021. Mr. Bayern was live on Yahoo! Finance in a conversation titled “Cannabis: 'The Pendulum Has Swung Toward Legalization,' Curaleaf CEO Says” on November 10, 2021 and was one of 22 CEOs to sign a letter addressed to President Biden titled, “Cannabis Industry CEOs Call on President Biden to Issue Pardons” through the US Cannabis Council on November 18, 2021.

Antonio Costanzo, CEO of Curaleaf International, participated in an interview with Forbes titled, “The Future Of The Cannabis Industry In Europe: Q&A With Curaleaf International CEO Antonio Costanzo” on November 15, 2021.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On November 30, 2021, Curaleaf announced it had, together with Fab 5 Freddy, expanded its B Noble brand to the New York medical market.

Please see the Issuer’s press release dated November 30, 2021, filed on the Issuer’s website for more information

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

On November 16, 2021, Curaleaf announced it had signed a distribution agreement with Southern Glazer’s Wine & Spirits for Curaleaf Hemp and Select CBD products.

Please see the Issuer’s press release dated November 16, 2021, filed on the Issuer’s website for more information.

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

On November 8, 2021, Curaleaf announced it had entered into a definitive agreement to acquire Tryke Companies, expanding its presence in three key growth markets.

Please see the Issuer’s press release dated November 8, 2021, filed on the Issuer’s website for more information, and the Issuer’s Form 9 filed with the CSE on November 11, 2021, for further details.

8.	Describe the acquisition of new customers or loss of customers.

Please see Item 1 regarding new dispensary openings.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of November 30, 2021, the Issuer had a total of 5,142 employees, which includes 224 new hires and 269 terminations in the month of November.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Among other disputes, Curaleaf is defending against (1) claims in arbitration relating primarily to a lock-up agreement that the former minority shareholders of Curaleaf’s Connecticut operations signed in connection with their receipt of Subordinate Voting Shares of the Issuer in exchange for their minority interest and (2) purported class actions alleging, among other things, mislabelling and fraud related to sales of the Select brand, in most cases related to periods prior to the Company’s acquisition of the brand in February 2020.

Connecticut

No updates since this matter was last reported on the Form 7 filed with the CSE on April 13, 2021.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	133,063	Shares issued in connection with option exercises and RSU conversions	The proceeds from payment of the option exercise price will be used for general working capital purposes.

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Cannabis Administration and Opportunity Act

No updates since this matter was last reported on the Form 7 filed with the CSE on September 9, 2021.

Concerns about Marijuana Efficacy and Safety

Adverse publicity reports or other media attention regarding the safety, efficacy, and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. A negative shift in the public's perception of cannabis, including vaping or other forms of cannabis administration, in the U.S. or any other applicable jurisdiction could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which Curaleaf could expand.

This year, the U.S. media has increasingly reported an apparent new trend in the distribution to consumers of hemp-based products purporting to contain the ingredient Delta-8 tetrahydrocannabinol (“Delta-8 THC”), one of many cannabinoids that are found in the cannabis plant. Most Delta-8 THC on the market is derived from the chemical conversion of hemp-derived cannabidiol (“CBD”). Notably, the Drug Enforcement Act includes Delta-8 THC on its list of controlled substances (updated August 2020) under “tetrahydrocannabinols,” but Section 12619(b) of the 2018 Farm Bill legislation expressly carved out “tetrahydrocannabinols in hemp” of the 2018 Farm Bill thus leaving some to argue that there is a lack of clarity regarding the legal status of this substance. Notably, in a September 2021 letter to the Alabama Department of Pharmacy released last month, the U.S. Department of Justice confirmed that Delta-8 is a “tetrahydrocannabinol contained in the plant Cannabis sativa-L and can also be produced synthetically from non-cannabis materials. The [Controlled Substances Act] classifies tetrahydrocannabinols as controlled in Schedule 1.” Letter, September 15, 2021.

COVID-19

While the Company continuously assesses the potential impact of the ongoing COVID-19 pandemic on its financial and operating results, any assessment continues to be subject to uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state, and regional levels. The Company has attempted to assess the impact of the pandemic by identifying risks in the following principal areas:

• Mandatory Closures. No updates since this matter was last reported on the Form 7 filed with the CSE on November 4, 2021.

• Customer Impact. While the Company has not experienced an overall downturn in demand for its products in connection with the pandemic, if its customers become ill with COVID-19, are forced to quarantine, decide to self-quarantine or not to visit its stores or distribution points to observe "social distancing", it may have a material negative impact on demand for its products while the pandemic continues.

Certain Covid variants have surfaced since the onset of the pandemic including the B.1.617.2 (Delta) variant and, most recently, the B.1.1.529 (Omicron) variant. CDC now recommends that all people, regardless of vaccination status, wear masks in public indoor settings in areas of substantial or high transmission. While vaccinated people can still develop COVID-19, they are far less likely to get severely sick or die than people who are unvaccinated. The emergence of Covid variants, if uncontrolled, could lead to federal, state and/or local governments reinstituting protocols that could adversely impact the Company’s business in affected communities.

• Supply Chain Disruption. The Company relies on third party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, the Company has not experienced any failure to secure critical supplies or services, though the Company, like many others in the U.S., has observed some delays in delivery of materials because of supply chain disruptions. If these disruptions in the Company’s supply chain become more pronounced, they may affect its ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

• Staffing Disruption. Earlier in the pandemic, the Company implemented among its staff where feasible "social distancing" measures recommended by such bodies as the Centers for Disease Control (CDC) as well as state and local governments. More recently, following the increase in vaccination rates in the states in which the Company has operations, the Company saw a decrease in the incidence of employees reporting COVID-19 infections or exposures, although the emergence of variants as well as seasonal changes leading to more indoor activities appears to be leading to some reversal of that trend.

• Regulatory Backlog. No updates since this matter was last reported on the Form 7 filed with the CSE on November 4, 2021.

• Vaccination rates. As of now, the supply of vaccines in the states in which the Company does business appears to be sufficient to meet the demand of all those who seek to be vaccinated. That said, there can be no assurance of when the Company’s employees in any particular jurisdiction will access the vaccine. Moreover, there can be no assurance that all employees will choose to avail themselves of the vaccine or, if so, when they will choose to do so. The same applies to the Company’s patients, customers, regulators, and suppliers. Consequently, the COVID-19 risk factors described above continue to be applicable.

Following the CDC’s earlier advice that vaccine protection begins to decrease over time coupled with the discovery of new variants led the CDC in November, 2021, to recommend that everyone 18 years and older acquire a Covid vaccine booster shot “to safely increase people’s protection against infection and severe outcomes and … to strengthen … defenses against the virus as we enter the winter holidays.”

Currently, the Company is still assessing the impact of this development upon Company employees as well as the Company’s patients and customers.

● Europe. Certain countries in Europe are beginning to implement public health restrictions and lock-down measures to deal with COVID-19. Each country in Europe adopts its own public health response, but the larger economies (being Germany, the UK, Italy, Spain, and France) continue to monitor the need for “lock-down” measures as Europe experiences a surge in cases, but for the time being, non-essential businesses remain open. Cannabis consumption in Europe is exclusively medical, and like other medicines, supply of medical cannabis has continued during the pandemic, with doctors and pharmacies adopting tele-medicine to hold consultations and supply prescriptions to patients. Further waves of the virus and additional lockdowns in the Winter months of 2021 and early 2022 may have a material impact on business development activities (due to travel restrictions), the Company’s ability to generate revenue and on operations generally, and such risk will remain while the Covid-19 virus continues in widespread circulation and new strains are identified.

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified using forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events, or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning (i) the Issuer's current litigation and arbitration proceedings, (ii) the potential impacts of adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana, (iii) the emergence of the new Delta 8 THC trend and its potential impacts on the Company, and (iv) the potential impacts of the COVID-19 pandemic on the Issuer's business and operations. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors" in the Issuer's management's discussion and analysis for the year ended December 31, 2020 filed on March 11, 2021 and under "Risk Factors" in the Issuer’s annual information form for the year ended December 31, 2020 filed on April 28, 2021, each of which is available under the Company’s SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this Monthly Progress Report and the Issuer undertakes no obligation to update or revise any forward-looking statements whether because of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: December 15, 2021.

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended November 30, 2021	Date of Report YY/MM/D December 15, 2021
Issuer Address 301 Edgewater Place #405
City/Province/Postal Code Wakefield, MA 01880 USA	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com